UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) announced that its 2025 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission today, February 24, 2026, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual. The Company’s 2025 Annual Report on Form 20-F includes the Company’s audited financial statements for the year ended December 31, 2025. A copy of the Company’s 2025 Annual Report on Form 20-F is available in the Investor Relations section of the Company’s website, www.brighstarlottery.com, and is accessible at www.sec.gov.

The Company will provide all holders of its securities a hard copy of its 2025 Annual Report on Form 20-F, free of charge, upon request through its website or in writing to Brightstar Lottery PLC, Attn: Corporate Secretary, 2 and 3 Eldon Street, Fifth Floor, London EC2M 7LS.

A copy of the news release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release “Brightstar Lottery Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission,” dated February 24, 2026.

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “Brightstar Lottery Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission,” dated February 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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